Exhibit 99.1

press release
ArcelorMittal completes acquisition of majority stake in voestalpine’s state-of-the-art HBI facility in Texas
1 July 2022, 08:00 CET

ArcelorMittal (‘the Company’) today announces that following receipt of customary regulatory approvals it yesterday completed the acquisition of an 80% shareholding in voestalpine’s Hot Briquetted Iron (‘HBI’) plant located near Corpus Christi, Texas.

The acquisition, announced in April this year (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-acquires-majority-stake-in-voestalpine-s-state-of-the-art-hbi-facility-in-texas), values the Corpus Christi operations at $1 billion. The state-of-the-art plant is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, which is a premium, compacted form of Direct Reduced Iron (‘DRI’) developed to overcome issues associated with shipping and handling DRI.

The transaction enhances ArcelorMittal’s ability to produce the high-quality input materials required for low-carbon emissions steelmaking, and reinforces the Company’s position as a world leader in DRI production.

ArcelorMittal intends to lead the decarbonisation of the global steel industry. More details on the Company’s climate action ambitions, strategy, technologies and ongoing decarbonisation projects can be found at https://corporate.arcelormittal.com/climate-action.
ENDS
About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com